UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. )*

Under the Securities Exchange Act of 1934

Extended Stay America, Inc. / ESH Hospitality, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share of Extended Stay America, Inc. and
Class B Common Stock, par value $0.01 per share, of ESH Hospitality, Inc., which are attached and trade together as a Paired Share
(Title of Class of Securities)

        30224P200**
(CUSIP Number)

Justin Radell, Esq. Akin Gump Strauss Hauer & Feld LLP 2029 Century Park East, Suite 2400 Los Angeles, California 90067 (310) 229-1000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

             June 10, 2014
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number pertains to the ESH Hospitality, Inc.’s Paired Shares, each representing one share of Class B common stock, par value $0.01 per share, of ESH Hospitality, Inc. together with one share of common stock, par value $0.01 per share, of Extended Stay America, Inc., which are attached and trade as a single unit (a “Paired Share”).

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)
Page 1 of 8 Pages

CUSIP No. 30224P200	Page 2 of 8 Pages

1           Names of Reporting Persons

Paulson & Co. Inc.

2           Check the Appropriate Box If a Member of a Group (See Instructions)
a.	[ ]
b.	[X]

3           SEC Use Only

4           Source of Funds (See Instructions)

AF

5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

[  ]

6           Citizenship or Place of Organization

Delaware

	7	Sole Voting Power
Number of Shares		55,711,591
Beneficially Owned By Each	8	Shared Voting Power 0
Reporting Person With	9	Sole Dispositive Power 55,711,591
	10	Shared Dispositive Power
		0

11           Aggregate Amount Beneficially Owned by Each Reporting Person

55,711,591

12           Check Box If the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

[   ]

13           Percent of Class Represented By Amount in Row (11)

27.2%

14           Type of Reporting Person (See Instructions)

IA

CUSIP No. 30224P200	Page 3 of 8 Pages

EXPLANATORY NOTE:  Each of Extended Stay America, Inc., the Blackstone Entities (as defined in Item 4), the Centerbridge Entities (as defined in Item 4), and the Paulson Entities (as defined in Item 4), listed in Item 4 below (the Blackstone Entities, the Centerbridge Entities and the Paulson Entities shall collectively be referred to as the “Sponsors”), is a party to a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) that is described in Item 4 below.  Given the terms of the Stockholders’ Agreement, as of the date hereof, Extended Stay America, Inc. and each of the Sponsors and certain of their respective affiliates may be deemed to be a member of a group that owns 167,134,774 Paired Shares and 250,303,494 Class B Shares, or 81.6% of the outstanding Paired Shares, 250,295,833 Class A Shares, or 100% of the outstanding Class A Shares, which are convertible into 250,295,833 Class B Shares, or 55% of all Class B Shares (in each case, calculated in accordance with Rule 13d-3(d) of the Act).

Item 1.                  Security and Issuer.

This Schedule 13D (the “Schedule 13D”) relates to the Paired Shares, issued by Extended Stay America, Inc. (“ESA”) and ESH Hospitality, Inc. (“ESH REIT” and together with ESA, the “Issuer”).  The principal executive offices of the Issuer are located at 11525 N. Community House Road, Suite 100, Charlotte, North Carolina 28277.

Item 2.                  Identity and Background.

(a).           NAME

Paulson & Co. Inc. (the “Reporting Person” or “Paulson”)

(b).           RESIDENCE OR BUSINESS ADDRESS

1251 Avenue of the Americas, New York, New York 10020

(c).           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME, PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHER ORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED

Paulson is an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages onshore and offshore pooled investment vehicles and to separately managed accounts (collectively, such pooled investment vehicles and accounts shall be referred to as the “Funds”).  John Paulson is the President and sole Director of Paulson & Co. Inc.

Information regarding the directors, executive officers and/or control persons of the Reporting Person (collectively, the “Instruction C Persons”) is set forth in Appendix I attached hereto.

(d), (e).    CRIMINAL CONVICTIONS; CIVIL PROCEEDINGS

During the last five years, neither the Reporting Person nor any Instruction C Person has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting activities subject to federal or state securities laws or finding any violation of such laws.

(f).            CITIZENSHIP

Paulson is a Delaware corporation.

CUSIP No. 30224P200	Page 4 of 8 Pages

Item 3.                  Source and Amount of Funds or Other Consideration.

Prior to the transactions described below, the Sponsors (as defined below) and certain existing and former members of the board of managers of ESH Hospitality Holdings LLC (“Holdings”) and employees of ESA Management LLC (such board members and employees, “Management Holders”) owned Holdings, which owned all of ESH REIT’s common equity.  The Sponsors owned approximately a 97.5% interest in Holdings and the remaining interests were owned by Management Holders.  Pursuant to restructuring and reorganization transactions by which ESA was formed prior to the initial public offering (the “IPO”) of the Paired Shares on November 18, 2013: (i) Holdings liquidated and distributed to the Sponsors and Management Holders substantially all of the common stock of ESH REIT; (ii) the common stock of ESH REIT was recapitalized into two classes of common stock, which consist of Class A common stock and Class B common stock; (iii) the shareholders of ESH REIT (Holdings and the former holders of common interests in Holdings) contributed to ESA all of the Class A common stock of ESH REIT in exchange for common stock of the ESA; (iv) 100% of the common stock of ESA and all of the Class B common stock of ESH REIT were paired, forming the Paired Shares; and (v) ESA acquired ESH Hospitality Strategies LLC in exchange for voting preferred stock of ESA.  As a result of these transactions, the Reporting Person held 55,711,591 Paired Shares and 7,035 shares of voting Series A Preferred Stock of ESA.

References to and descriptions of the pre-IPO transactions described above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the “Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67.  The “Pre-IPO Transactions” section is included in this report as Exhibit 1 and is incorporated herein by reference.

Item 4.                  Purpose of Transaction.

ESA, ESH REIT and the Sponsors (the Sponsors, together with the Reporting Person and the Issuer, the “Parties”) entered into a Stockholders’ Agreement, dated as of November 18, 2013 (the “Stockholders’ Agreement”) on the terms described below.

The Parties agreed that the board of directors of ESA would be comprised of five directors and the board of ESH REIT (each, a “Board”) would be comprised of seven directors, with each Sponsor Group having the right to nominate one director to each Board for so long as such Sponsor Group owns at least 5% of the outstanding Paired Shares.  During this time, each Sponsor Group would also have the right to designate the members of ESA’s and ESH REIT’s audit committee, compensation and nominating and corporate governance committee (or committee similar to any of the foregoing).  ESA and each Sponsor Group has also entered into a voting agreement obligating each Sponsor Group to vote its Paired Shares for the other Sponsor Group’s nominees to each of the Boards and ESA to vote its Class A Common Stock for each Sponsor Group’s nominee.  The Sponsors would jointly nominate an additional director to achieve majority control of each Board, which designee, to the extent not an executive officer of ESA or ESH REIT, as the case may be, and otherwise practicable, shall satisfy the requirements to qualify as an independent director.  Three additional directors shall be nominated by each Board and shall be independent directors to the extent necessary to allow the Issuer to satisfy all obligations in respect of legal and regulatory requirements that it have independent directors.  The Sponsors’ right to jointly nominate such directors will fall away if the Sponsors’ ownership falls below 50% of the outstanding Paired Shares, not counting any of the Paired Shares of any Sponsor Group that holds less than 5% of the outstanding Paired Shares.

ESA and ESH REIT agreed that for so long as the Sponsors hold at least 40% of the outstanding Paired Shares, the following matters may not be carried out by ESA or ESH REIT, as the case may be, without the prior written consent of a majority of the Paired Shares held by the Sponsors  at the time of such consent:  (i) increasing or decreasing the size of the Board of ESA or ESH REIT, (ii) establishing committees of the Board of ESA or ESH REIT, (iii) any amendment of ESA’s or ESH REIT’s charter to remove the provision providing that ESA or ESH REIT will have no expectation or entitlement with

CUSIP No. 30224P200	Page 5 of 8 Pages

regard to corporate opportunities that come to designated directors of the Sponsor Groups, (iv) any determination to unpair the Paired Shares or (v) any decision not to seek to continue to qualify as a REIT.

Each Sponsor Group will individually lose its consent rights if its ownership falls below 5% of the outstanding Paired Shares, but consent rights will remain for the other Sponsor Groups so long as the Sponsors Groups’ collective ownership is at least 40% of the outstanding Paired Shares, not counting any of the Paired Shares of any Sponsor Group that holds less than 5% of the outstanding Paired Shares.

ESA, ESH REIT and the Sponsors also entered into a Registration Rights Agreement, dated as of November 18, 2013 (the “Registration Rights Agreement”).

Pursuant to the Registration Rights Agreement, the Sponsors have the right to require the ESA and ESH REIT to register all or any portion of their Paired Shares under the Securities Act on Form S-1 or Form S-3. Each Sponsor Group is entitled to request up to two registrations on Form S-1 (provided the aggregate offering value of the Paired Shares registered in any such registration equals at least $200 million) and an unlimited number of short-form registrations on Form S-3 (provided the aggregate offering value of the Paired Shares registered in any such registration equals at least $100 million), including underwritten offerings.  In addition, if ESA and ESH REIT propose to file a registration statement in connection with a public offering of Paired Shares (including pursuant to a demand registration statement initiated by a Sponsor Group), the Sponsor Groups will be entitled to piggyback registration rights pursuant to which ESA and ESH REIT will be required to include in such registration such number of Paired Shares as they may request.  These registration rights will also be subject to cutbacks, priorities and other limitations.

The Registration Rights Agreement also provides that the ESA and ESH REIT will pay all expenses relating to such registrations and indemnify the Sponsors against certain liabilities which may arise under the Securities Act.

“Sponsors” means the certain funds or accounts managed by Blackstone Group L.P. (collectively the “Blackstone Entities”), certain funds or accounts managed by Centerbridge Partners L.P. (collectively the “Centerbridge Entities”), and certain funds or accounts managed by the Reporting Person (collectively the “Paulson Entities”).  Each of the Blackstone Entities, the Centerbridge Entities and the Paulson Entities shall be referred to as a “Sponsor Group”).

On June 10, 2014, the Issuer and Reporting Person filed a joint registration statement contemplating the sale by each of the Sponsors of Paired Shares totaling, together with Paired Shares sold by the other Sponsors, in the aggregate 21,000,000 Paired Shares, assuming no exercise of the underwriters’ over-allotment option.  There is no assurance that the sales contemplated by the registration statement will be completed or, if completed, that the number of Paired Shares sold by any of the Sponsors, or the Sponsors in aggregate, will not be greater or fewer than is currently contemplated.

References to and descriptions of the Stockholders’ Agreement and Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stockholders’ Agreement and Registration Rights agreement, which have been filed hereto as Exhibit 2 and Exhibit 3, respectively, and incorporated by reference herein.

Other than as described in this Item 4, neither the Reporting Person nor, to the best knowledge of the Reporting Person, without independent verification, any of the persons listed in Appendix I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Person may, at any time and from time to time without prior notice, review or reconsider its position and/or change its purpose and/or formulate plans or proposals and may seek to influence management or the board of directors of the Issuer with respect thereto.  As a result of these activities, the Reporting Person may suggest or take a position with respect to potential changes in the operations, management, or capital structure of the Issuer as a means of

CUSIP No. 30224P200	Page 6 of 8 Pages

enhancing shareholder value.  Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer) or disposing of securities of the Issuer from time to time, in each case, in open market or private transactions, block sales or otherwise; entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present Board or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the Board; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; and taking any action similar to any of those enumerated above.  Any transaction that any of the Reporting Persons may pursue will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Person, general industry and economic conditions, the securities market in general, tax considerations and other factors deemed relevant to such Reporting Person.

The information in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 5.                  Interest in Securities of the Issuer.

(a).          Amount beneficially owned: 55,711,591 (see Note 1)
Percent of class: 27.2% (see Note 2)

(b).  Number of Common Shares as to which Paulson has:
(i) Sole power to vote or direct the vote: 55,711,591 (see Note 1)
(ii) Shared power to vote or direct the vote: 0
               (iii) Sole power to dispose or direct the disposition: 55,711,591 (see Note 1)
               (iv) Shared power to dispose or direct the disposition: 0

(c).  Except as set forth in Item 3, Item 4 and this Item 5, Paulson has not, and to the best knowledge of Paulson, without independent verification, no person named in Item 2 hereof has, effected any transaction with respect to the Issuer’s Paired Shares during the past sixty days.

(d).  Not applicable.

(e).  Not applicable.

Note 1: Paulson, an investment advisor that is registered under the Investment Advisers Act of 1940, furnishes investment advice to and manages the Funds.  In its role as investment advisor, or manager, Paulson possesses voting and investment power over the securities of the Issuer described in this Schedule that are owned by the Funds.  The pecuniary interest of all securities reported in this Schedule is owned by the Funds.  Except for the purpose of determining beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, as amended, Paulson disclaims beneficial ownership of all securities reported in this Schedule.

Note 2: The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 204,715,903 Paired Shares outstanding as of June 10, 2014 as reported to ESA by the Issuer’s stock registrar.

CUSIP No. 30224P200	Page 7 of 8 Pages

Item 6.                  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As of the date of this Schedule 13D, other than the Stockholders’ Agreement, the Registration Rights Agreement and the registration of the proposed offering of Paired Shares by the Sponsors, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

The information in Item 4 of this Schedule 13D related to the Stockholders’ Agreement and the Registration Rights Agreement is incorporated herein by reference.

Item 7.                  Material to Be Filed as Exhibits.

Exhibit 1:	“Pre-IPO Transactions” section of the Issuer’s Final Prospectus filed November 13, 2013, pages 66-67.

Exhibit 2:
Stockholders Agreement, by and among Extended Stay America, Inc., ESH Hospitality, Inc. and the Sponsors (as defined therein), dated November 18, 2013 (filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

Exhibit 3:
Registration Rights Agreement, among Extended Stay America, Inc., ESH Hospitality, Inc. and the other parties listed therein, dated November 18, 2013 (filed as Exhibit 4.2 to the Issuer’s Current Report on Form 8-K (File No. 001-36190) filed November 18, 2013).

Appendix I:            Instruction C Person Information.

CUSIP No. 30224P200	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2014	PAULSON & CO. INC.
	By:	/s/ Stuart L. Merzer
	Name:	Stuart L. Merzer
	Title:	General Counsel & Chief Compliance Officer

EXHIBIT 1

PRE-IPO TRANSACTIONS

Prior to the Pre-IPO Transactions, Holdings owned all of ESH REIT’s outstanding common units. Prior to the Pre-IPO Transactions, the Sponsors owned an approximately 99% interest in Holdings and the remaining interests were owned by certain present and former members of the board of managers of Holdings and employees of HVM. Prior to the Pre-IPO Transactions, the Operating Lessees were each taxable REIT subsidiaries that leased the hotel properties from ESH REIT pursuant to operating leases. Prior to the Pre-IPO Transactions, HVM was an eligible independent contractor, within the meaning of Section 856(d)(9) of the Code, that managed the hotel properties pursuant to management agreements with the Operating Lessees. Subsidiaries of ESH Strategies own the trademarks and license their use to the Operating Lessees pursuant to trademark license agreements.

The Company is a newly formed entity, formed for the purpose of effecting the Pre-IPO Transactions, and has engaged in no business or activities other than in connection with the Pre-IPO Transactions.

The Pre-IPO Transactions contemplate that prior to the completion of this offering the existing business will be restructured and reorganized such that Holdings will complete its liquidation and distribute to the Sponsors substantially all of the common stock of ESH REIT; the Company acquired the Operating Lessees, will acquire ESH Strategies and acquired the operations of HVM; the shareholders of ESH REIT transferred to the Company all of the Class A common stock of ESH REIT; and 100% of the common stock of the Company and all of the Class B common stock of ESH REIT were paired, forming the Shares offered pursuant to this prospectus. The Pre-IPO Transactions contemplate the series of transactions described below, which, other than the Company’s acquisition of ESH Strategies and the completion of the liquidation of Holdings, which will occur prior to the completion of this offering, occurred at various times prior to the effective time of this offering as follows:

•	ESH REIT was converted into a Delaware corporation with a single class of common stock.

•
Holdings is being liquidated. In the initial liquidating distribution, the Sponsors received approximately 96.5% of the common stock of ESH REIT. After the initial liquidating distribution, the common stock of ESH REIT was recapitalized into two classes of common stock: Class A common stock and Class B common stock. See “Description of Our Capital Stock.” Following the initial liquidating distribution, no person held (actually or constructively by virtue of certain attribution provisions of the Code) more than 9.8% of the outstanding shares of any class or series of stock of ESH REIT.

•	The Sponsors acquired the Company.

•
Newly-formed Delaware limited liability companies wholly-owned by the Company (the “New Operating Lessees”) acquired the Operating Lessees. In connection with the Company’s acquisition of the Operating Lessees, the operating leases were renegotiated to reflect current fair market value terms.

•
A newly-formed Delaware limited liability company wholly-owned by the Company (“New HVM”) acquired all of the assets of HVM and assumed all of the liabilities of HVM. The existing management agreements with the Operating Lessees were terminated and New HVM entered into replacement management agreements with the Operating Lessees that are substantially the same as the existing management agreements.

•
The shareholders of ESH REIT (Holdings and the former holders of interests in Holdings) contributed the Class A common stock of ESH REIT (representing 55% of the outstanding common stock of ESH REIT) to the Company in exchange for common stock of the Company. The Class B common stock of ESH REIT was stapled to the common stock of the Company.

•
The Company will acquire all of the interests in ESH Strategies in exchange for preferred stock of the Company. This acquisition will occur after the effective time of this offering but prior to the consummation of this offering.

•	Holdings will distribute its remaining Shares in liquidation.

Following completion of the Pre-IPO Transactions, the Company, through its direct wholly-owned subsidiaries, will lease the hotel properties from ESH REIT, will own the trademarks related to the business and will self-manage the hotel properties. In addition, the Company owns all of the Class A common stock of ESH REIT, which represents 55% of the outstanding common stock of ESH REIT. The Company will use the majority of the proceeds it receives in this offering, and may use proceeds it receives in any future offerings, to purchase additional shares of Class A common stock of ESH REIT as may be necessary to ensure that the Class A common stock of ESH REIT owned by the Company represents 55% of the outstanding common stock of ESH REIT.

We believe that our business following completion of the Pre-IPO Transactions will be more operationally efficient because all of the assets and operations of our business, other than ownership of the hotel properties, will be housed in one publicly traded entity. Ownership of Shares will give investors an ownership interest in our hotel properties through ESH REIT and in the operation of our business through the Company. We expect that the Pre-IPO Transactions will facilitate growth of our business and permit us to offer equity-based compensation that will permit us to attract and retain top management talent. Finally, the structure permits us to retain some, though not all, of the REIT benefits of our prior structure (e.g., while ESH REIT should continue to be taxed as a REIT for U.S. federal income tax purposes, all dividends paid by ESH REIT to the Company will be subject to the corporate level tax, effectively eliminating a majority of the tax benefit of REIT status for the combined companies taken as a whole).

Except where otherwise expressly indicated or the context otherwise requires, this prospectus reflects the completion of the Pre-IPO Transactions.

APPENDIX I

INFORMATION REGARDING THE INSTRUCTION C PERSONS

The following table sets forth the name, title, principal occupation, business address, place of employment and citizenship of each of the executive officers and directors of the Reporting Person.

Name	Title and Principal Occupation	Business Address and Place of Employment	Citizenship
John Paulson	President and Sole Director	1251 Avenue of the Americas New York, NY 10020	United States
Chris Bodak	Chief Financial Officer	1251 Avenue of the Americas New York, NY 10020	United States
Stuart Merzer	General Counsel and Chief Compliance Officer	1251 Avenue of the Americas New York, NY 10020	United States
Andrew Hoine	Managing Director	1251 Avenue of the Americas New York, NY 10020	United States
Michael Waldorf	Managing Director	1251 Avenue of the Americas New York, NY 10020	United States
Keith Hannan	Managing Director	1251 Avenue of the Americas New York, NY 10020	United States
Putnam Coes	Chief Operating Officer	1251 Avenue of the Americas New York, NY 10020	United States